[redacted]

SECI 13011672 IMISSION

SEC Mail Processing Section

FEB 21 2013

Washington DC 405

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52747

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hyde Park Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 North Franklin Street
(No. and Street)

Tampa, FL 33602
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John M. McDonald III 813.383.0206
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett Pender Newkirk
(Name – *if individual, state last, first, middle name*)

100 South Ashley Drive, Suite 1650 Tampa FL 33602
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John M. McDonald III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hyde Park Capital Advisors, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
Jenny Lynn Pelletier
My Commission EE 216617
Expires 07/16/2016

Signature

Senior Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and
Supplementary Information

Hyde Park Capital Advisors, LLC
(A Wholly-Owned Subsidiary of Hyde Park Capital Partners, LLC)

Year Ended December 31, 2012
Independent Registered Public Accounting Firm's Report

WARREN AVERETT

PENDER NEWKIRK
CPAs & CONSULTANTS

Financial Statements and Supplementary Information

Hyde Park Capital Advisors, LLC

(A Wholly-Owned Subsidiary of Hyde Park Capital Partners, LLC)

Year Ended December 31, 2012
Independent Registered Public Accounting Firm's Report

Hyde Park Capital Advisors, LLC
(A Wholly-Owned Subsidiary of Hyde Park Capital Partners, LLC)

Financial Statements and Supplementary Information

Year Ended December 31, 2012

Contents

WARREN AVERETT
PENDER NEWKIRK
CPAs & CONSULTANTS

Report of Independent Registered Public Accounting Firm

To the Managing Directors of
Hyde Park Capital Advisors, LLC
Tampa, Florida

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Hyde Park Capital Advisors, LLC (a wholly-owned subsidiary of Hyde Park Capital Partners, LLC) as of December 31, 2012 and the related statements of operations and changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hyde Park Capital Advisors, LLC (a wholly-owned subsidiary of Hyde Park Capital Partners, LLC) as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Warren Averett, LLC

Warren Averett, LLC
Tampa, Florida
February 20, 2013

Hyde Park Capital Advisors, LLC

(A Wholly-Owned Subsidiary of Hyde Park Capital Partners, LLC)

Statement of Financial Condition

December 31, 2012

Assets	
Cash	$ 753,819
Accounts receivable	104,171
Furniture and equipment, net	36,826
Prepaid expenses and other assets	9,366
	$ 904,182
Liabilities and Member's Equity	
Accounts payable, trade	$ 16,350
Capital lease payable	2,290
Member's equity	885,542
	$ 904,182

The accompanying notes are an integral part of the financial statements.

Hyde Park Capital Advisors, LLC
(A Wholly-Owned Subsidiary of Hyde Park Capital Partners, LLC)

Statement of Operations and Changes in Member's Equity

Year Ended December 31, 2012

Revenues:	
Investment banking	$ 6,049,965
Interest and other income	9,035
	6,059,000
Expenses:	
Employee compensation and benefits	1,230,534
Managing directors' compensation and benefits	50,607
Bad debt expense	46,123
Business development expenses	734,566
Office expenses	159,922
Other expenses	71,424
Occupancy expenses	110,424
Professional fees	50,278
	2,453,878
Net income	3,605,122
Member's equity, beginning of year	114,327
Member's contributions	100,000
Member's distributions	(2,933,907)
Member's equity, end of year	$ 885,542

The accompanying notes are an integral part of the financial statements.

Hyde Park Capital Advisors, LLC
(A Wholly-Owned Subsidiary of Hyde Park Capital Partners, LLC)

Statement of Cash Flows

Year Ended December 31, 2012

Operating activities	
Net income	$ 3,605,122
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	18,020
Bad debt expense	46,123
Loss on disposal of assets	309
Changes in operating assets and liabilities:	
Accounts receivable	(124,443)
Other assets	781
Accounts payable, trade	(929)
Net cash provided by operating activities	3,544,983
Investing activities	
Purchases of furniture and equipment	(5,900)
Financing activities	
Payments on capital lease obligation	(2,364)
Member's contributions	100,000
Member's distributions	(2,933,907)
Net cash used by financing activities	(2,836,271)
Net increase in cash	702,812
Cash, beginning of year	51,007
Cash, end of year	$ 753,819
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 207

The accompanying notes are an integral part of the financial statements.

1. Background Information

Hyde Park Capital Advisors, LLC (the "Company") is a Florida limited liability company that is wholly-owned by Hyde Park Capital Partners, LLC (the "Member"). As of December 31, 2012, Hyde Park Capital Partners, LLC has two members, each of whom has the same rights, privileges, and liabilities.

Operations commenced on January 7, 2000. The corporate headquarters is located in Tampa, Florida. The Company was formed to provide investment banking services to middle market, private and public companies throughout the United States. The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA).

2. Significant Accounting Policies

The significant accounting policies followed are:

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash is maintained at major financial institutions and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. All of the Company's non-interest bearing cash balances were fully insured at December 31, 2012 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and the Company's non-interest bearing cash balances may again exceed federally insured limits. The Company's had no interest-bearing amounts on deposit in excess of federally insured limits at December 31, 2012. The Company considers all highly liquid instruments with original maturities of less than three months to be cash equivalents for purposes of the statement of cash flows.

2. Significant Accounting Policies (continued)

Accounts receivable are billed based on the terms of the individual contracts with the Company's customers. An account is considered past due if not paid within 30 days of the invoice date. The allowance for doubtful accounts is estimated on a specific identification basis considering the financial condition of the customer and other specific facts and circumstances. Accounts receivable are written off when they are determined to be uncollectible. Based on management's review of accounts receivable, no allowance for doubtful accounts was considered necessary at December 31, 2012. Interest is not typically charged on past due receivables.

Furniture and equipment are recorded at cost. Depreciation is primarily calculated by the straight-line method over the estimated useful lives of the assets, generally ranging from three to seven years. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When furniture and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

Investment banking revenues consist of fees earned from providing merger and acquisition, capital raising, and advisory services. Success fees that are contingent upon the success of the services provided are recorded upon successful completion of the transaction. Initial commitment fees and monthly retainer fees are non-refundable and recognized on a monthly basis as earned. Deferred revenue is recorded when cash is received but services have yet to be performed.

Advertising and marketing costs are expensed as incurred. Advertising and marketing costs for the year ended December 31, 2012 amounted to $21,874.

The Company is treated as a partnership for income tax purposes. As a result, the Member will report the entire taxable income on its income tax return. Therefore, no provision for income taxes has been included in these financial statements.

The FASB Accounting Standards Codification Topic 740, "Income Taxes," requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will not be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial

2. Significant Accounting Policies (continued)

statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in the tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. The Company has evaluated its tax positions and determined that there are none that need to be recognized as of December 31, 2012. The Company's income tax returns are no longer subject to examination by U.S. taxing authorities for years prior to 2009.

3. Furniture and Equipment

Furniture and equipment at December 31, 2012 consist of:

Computer equipment	$ 40,288
Office equipment	24,633
Furniture	8,180
Website	17,078
	90,179
Accumulated depreciation	(53,353)
	$ 36,826

Depreciation expense amounted to $18,020 for the year ended December 31, 2012.

4. Obligation Under Capital Lease

The Company has a capitalized rental obligation under a lease of equipment. The obligation, which matures in 2013, represents the total present value of future rental payments discounted at the interest rates implicit in the lease. The present value of net minimum lease payments under this capital lease amounts to $2,358 for 2013, which includes $68 of interest.

5. Related Party Transactions

In May 2006, the building which houses the principal executive offices was purchased by Hyde Park Capital Building, LLC, a company wholly-owned by Hyde Park Capital Partners, LLC and an affiliate of Hyde Park Capital Advisors, LLC. During 2010, the Company entered into an Expense Sharing Agreement with Hyde Park Capital Partners, LLC to reimburse the Member for a portion of the expenses incurred by the affiliate company. This agreement is reviewed and updated annually. Under the 2012 agreement, the Company recorded a monthly expense of $4,300 during 2012.

The above amounts and terms are not necessarily indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent parties.

6. Commitments

The Company has obligations under an office equipment operating lease with an initial non-cancelable term in excess of one year.

The remaining minimum lease payments due on this operating lease are as follows:

Year Ending December 31,	
2013	$ 3,298
2014	3,298
2015	3,298
2016	2,199
Total	$ 12,093

Rent expense under this lease was approximately $3,700 for the year.

7. Profit-Sharing Plan

The Company sponsors a contributory profit-sharing plan for all employees who have completed one year of service. Contributions to the plan are discretionary. As of February 20, 2013, the Company has not authorized any contributions to the plan for the year ended December 31, 2012.

8. Capital Withdrawals and Contributions

As the Company closes investment banking transactions, it may, at its discretion, withdraw capital from the business to make distributions to its Member. These withdrawals are dependent on the timing and amount of investment banking fees received.

During 2012, the Member contributed cash in the amount of $100,000.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $735,179, which was $730,179 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.03 to 1.00.

10. Subsequent Events

Subsequent to December 31, 2012, the Company distributed $300,000 to its member.

Supplementary Information

Hyde Park Capital Advisors, LLC
(A Wholly-Owned Subsidiary of Hyde Park Capital Partners, LLC)

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2012

Net capital:		
Total member's equity	$	885,542
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		885,542
Add: Subordinated borrowings allowable in computation of net capital		-
Add: Other (deductions) or allowable credits-deferred income taxes payable		-
Total capital and allowable subordinated borrowings		885,542
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable, net		104,171
Prepaid expenses and other assets		9,366
Furniture and equipment, net		36,826
		150,363
Net capital before haircuts on securities positions (tentative net capital)		735,179
Haircuts on securities		-
Net capital	$	735,179
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable, trade	$	16,350
Capital lease obligation		2,290
Total aggregate indebtedness	$	18,640
Computation of basic net capital requirement:		
Minimum net capital required based upon aggregate indebtedness (which is calculated as 6 and 2/3% of aggregate indebtedness)	$	1,243
Minimum net capital required	$	5,000
Excess net capital	$	730,179
Ratio: aggregate indebtedness to net capital		3%
Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2012):		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	735,179
Net capital per above	$	735,179

Read report of independent registered public accounting firm.

Hyde Park Capital Advisors, LLC
(A Wholly-Owned Subsidiary of Hyde Park Capital Partners, LLC)

Schedule II

Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2012

The Company is claiming an exemption from Rule 15c3-3 under section (k)(2)(i).

Hyde Park Capital Advisors, LLC
(A Wholly-Owned Subsidiary of Hyde Park Capital Partners, LLC)

Schedule III

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2012

The Company is claiming an exemption from Rule 15c3-3 under section (k)(2)(i).

Hyde Park Capital Advisors, LLC
(A Wholly-Owned Subsidiary of Hyde Park Capital Partners, LLC)

Schedule IV

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

As of December 31, 2012

The Company is claiming an exemption from Rule 15c3-3 under section (k)(2)(i).

WARREN AVERETT
PENDER NEWKIRK
CPAs & CONSULTANTS

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Managing Directors of
Hyde Park Capital Advisors, LLC
Tampa, Florida

In planning and performing our audit of the financial statements of Hyde Park Capital Advisors, LLC (A Wholly-Owned Subsidiary of Hyde Park Capital Partners, LLC), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

100 South Ashley Drive Suite 1650 · Tampa, FL 33602 · P: 813.229.2321 · warrenaverett.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Warren Averett, LLC

Warren Averett, LLC
Tampa, Florida
February 20, 2013

WARREN AVERETT
PENDER NEWKIRK
CPAs & CONSULTANTS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Managing Directors of
Hyde Park Capital Advisors, LLC
Tampa, Florida 33602

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Hyde Park Capital Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other specified parties of report, solely to assist you and the other specified parties in evaluating Hyde Park Capital Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Hyde Park Capital Advisors, LLC management is responsible for the Hyde Park Capital Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check #4437 for $8,694 and check #4660 for $6,456) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. There were no adjustments reported in the Form SIPC-7;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences; and
5. Noted no overpayments applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Warren Averett, LLC

Warren Averett, LLC
Tampa, Florida
February 20, 2013

100 South Ashley Drive Suite 1650 · Tampa, FL 33602 · P: 813.229.2321 · warrenaverett.com

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052747 FINRA DEC
HYDE PARK CAPITAL ADVISORS LLC 15*15
701 N FRANKLIN ST
TAMPA FL 33602-4443

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JOHN McDONALD - 813-383-0206

2. A. General Assessment (item 2e from page 2) $ 15,150

B. Less payment made with SIPC-6 filed (**exclude interest**) (8,694)

7/25/12
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 6,456

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,456

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,456

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HYDE PARK CAPITAL ADVISORS LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 31 day of DECEMBER, 20 12.

SENIOR MANAGING DIRECTOR
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2012**
and ending **12/31/2012**

Item No.	Eliminate cents
2a Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,060,000
2b Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 6,060,000
2e. General Assessment @ .0025	$ 15,150
	(to page 1, line 2.A.)

WARREN AVERETT
PENDER NEWKIRK
CPAs & CONSULTANTS

100 South Ashley Drive, Suite 1650 · Tampa, FL 33602 · P: 813.229.2321 · warrenaverett.com